FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information


                              11 June 2004

         BG Group announces first lifting of Karachaganak oil

Following BG Group's announcement on 11 May that production from the Karachaganak Phase Two facilities had resumed, the Company today announced that the first shipment of Karachaganak oil for export has been loaded at the Novorossiysk sea terminal on the Black Sea.

BG Group's total production from Karachaganak in 2004 is projected to be around 35 million barrels of oil equivalent.


                                    - ENDS -



 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Notes to Editors:

First production from the new facilities entered the connecting export pipeline to Atyrau on 15 July 2003. The facilities were subsequently shut down in September due to product becoming contaminated with caustic soda. Further to this, and as announced on 5 December 2003, oil sales were further delayed due to an issue associated with small bore pipe welds within the facilities. This has now been remedied.

The field is capable of producing more than 10 million tonnes per annum of liquids (200,000 barrels of oil per day) and up to 7 billion cubic metres per annum of sales gas (700 million standard cubic feet per day). Further phases of development are expected to follow, to increase liquids production, subject to the development of a market for the substantial additional gas volumes that would be produced.

BG has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.


Enquiries:

Communications               Trina Fahey              +44 (0) 118 929 3110

Out of hours media pager:                             +44 (0)7693 309543

Investor Relations           Chris Lloyd/Brian
                             McCleery/Helen Parris    +44 (0) 118 929 3025


Website: www.bg-group.com



END


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 June,   2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary